UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Tile Shop Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

88677Q109

(CUSIP Number)

John W. Childs
Bay Colony Corporate Center – North Entrance
1000 Winter Street – Suite 4300
Waltham, MA 02451
 (617) 753-1100

Copy to:

Bernard S. Kramer, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois  60606-5096
312-372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2012

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46634Y201
1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Childs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,192,593
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 4,192,593
	10	SHARED DISPOSITIVE POWER 0 shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,192,5931
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.26%12
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Rows 7, 9, 11 and 13 include warrants to purchase 2,450,264 shares of Common Stock of the Issuer which are exercisable beginning on September 20, 2012.

2 The calculation of the foregoing percentage is based on 42,829,884 shares of the Issuer’s Common Stock outstanding on August 21, 2012, plus 2,450,264 shares of common stock that may be acquired upon exercise of warrants held by the Reporting Person.

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”) of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”), which is a successor issuer to JWC Acquisition Corp. ((“JWCAC”) by operation of Rule 13g-3(a) under the Securities Exchange Act of  1934.  The principal executive officers of the Issuer are located at 14000 Carlson Parkway, Plymouth, Minnesota 55441.

Item 2.                      Identity and Background.

(a) Name of Person filing this Statement:

This statement is being filed by John W. Childs (the “Reporting Person”).

(b) Residence or Business Address:

The Reporting Person’s business address is Bay Colony Corporate Center – North Entrance, 1000 Winter Street – Suite 4300, Waltham, MA 02451

(c) Persent Principal Occupation and Employment:

The Reporting Person’s principal occupation is as the Chairman and Chief Executive Officer of J. W. Childs Associates, L.P. a private equity firm.

(d) Criminal Convictions:

The Reporting Person has not been charged or convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where, as a result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Citizenship:

The Reporting Person is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                      Purpose of Transaction.

On August 21, 2012, the Reporting Person acquired 662,329 shares of Common Stock and warrants to purchase 2,450,264 shares of Common Stock for $11.50 per share in exchange for an equal number of shares of common stock and warrants to purchase shares of common stock of  JWCAC pursuant to consummation of the transactions contemplated pursuant to that certain Contribution and Merger Agreement (the “Contribution and Merger Agreement”), dated as of June 27, 2012, by and among JWCAC, The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), ILTS, LLC, a Delaware limited liability company, The Tile Shop, Inc., a Minnesota corporation, JWTS, Inc., a Delaware corporation  and each of the other members of The Tile Shop, Nabron International Inc., a Bahamas corporation, the Issuer, Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, and Peter Jacullo, in his capacity as Sellers’ Representative.  On August 21, 2012, the Reporting Person acquired 1,080,000 shares of Common Stock from the Issuer at a purchase price of $10 per share paid in cash in accordance with the terms of the Contribution and Merger Agreement.

A copy of  the Contribution and Merger Agreement is filed as Exhibit 1 to this Schedule 13D  and is incorporated herein by reference.

Related Individuals Currently Serving as Directors

On August 21, 2012,  Adam Suttin, an employee and affiliate of J.W. Childs Associates, L.P., was elected to serve on the Issuer’s board of directors in the class of directors whose term will expire immediately prior to the Issuer’s annual stockholders meeting in 2013.  Mr. Suttin currently serves as a member of the Issuer’s audit committee.

On August 21, 2012, William E. Watts, a consultant to J.W. Childs Associates, L.P., was elected to serve on the Issuer’s board of directors in the class of directors whose term will expire immediately prior to the Issuer’s annual stockholders’ meeting in 2015.  Mr. Watts currently serves as Chairman of the board of directors of the Issuer and as a member of the Issuer’s Compensation Committee.

Communications

As a result of the Reporting Person’s ongoing review and evaluation of the business of the Issuer, the Reporting  Person may communicate with Mr. Suttin, Mr. Watts and other members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’ board of directors to create stockholder value.

Plans or Proposals

Other than as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals.

 Item 5.                      Interests of Securities of the Issuer.

(a) and (b)                      The information contained on the cover page to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c)           The Reporting Person has not engaged in any transaction during the past 60 days involving shares of Common Stock, except, as described in Item 4.

(d)           None

(e)           Not applicable

Item 6.                      Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.
Contribution and Merger Agreement, dated June 27, 2012, by and among JWCAC, The Tile Shop, LLC, a Delaware limited liability company, ILTS, LLC, a Delaware limited liability company, The Tile Shop, Inc., a Minnesota corporation, JWTS, Inc., a Delaware corporation  and each of the other members of The Tile Shop, Nabron International Inc., a Bahamas corporation, the Issuer, Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, and Peter Jacullo, in his capacity as Sellers’ Representative.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2012

John W. Childs

By:  /s/ Bernard S. Kramer
    Bernard S. Kramer
    Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.
Contribution and Merger Agreement, dated June 27, 2012, by and among JWCAC, The Tile Shop, LLC, a Delaware limited liability company, ILTS, LLC, a Delaware limited liability company, The Tile Shop, Inc., a Minnesota corporation, JWTS, Inc., a Delaware corporation  and each of the other members of The Tile Shop, Nabron International Inc., a Bahamas corporation, the Issuer, Tile Shop Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, and Peter Jacullo, in his capacity as Sellers’ Representative.